SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Final Results part 2

STATUTORY BASIS RESULTS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED INCOME STATEMENT
	2010	2009
	£m	£m
Gross premiums earned	24,568	20,299
Outward reinsurance premiums	(357)	(323)
Earned premiums, net of reinsurance	24,211	19,976
Investment return	21,769	26,889
Other income	1,666	1,234
Total revenue, net of reinsurance	47,646	48,099
Benefits and claims	(40,608)	(39,901)
Outward reinsurers' share of benefit and claims	335	265
Movement in unallocated surplus of with-profits funds	(245)	(1,559)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(40,518)	(41,195)
Acquisition costs and other expenditure (note I)	(4,799)	(4,572)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(257)	(209)
Loss on sale of Taiwan agency business (note J)	-	(559)
Total charges, net of reinsurance	(45,574)	(46,535)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	2,072	1,564
Tax charge attributable to policyholders' returns	(611)	(818)
Profit before tax attributable to shareholders (note C)	1,461	746
Tax charge (note K)	(636)	(873)
Less: tax attributable to policyholders' returns	611	818
Tax charge attributable to shareholders' returns*** (note K)	(25)	(55)
Profit from continuing operations after tax	1,436	691
Discontinued operations (net of tax)**	-	(14)
Profit for the year	1,436	677
Attributable to:
Equity holders of the Company	1,431	676
Non-controlling interests	5	1
Profit for the year	1,436	677

Earnings per share (in pence)	2010	2009
Basic:
Based on profit from continuing operations attributable to the equity holders of the Company (note L)	56.7 p	27.6 p
Based on loss from discontinued operations attributable to the equity holders of the Company	-	(0.6)p
	56.7 p	27.0 p
Diluted:
Based on profit from continuing operations attributable to the equity holders of the Company (note L)	56.6 p	27.6 p
Based on loss from discontinued operations attributable to the equity holders of the Company	-	(0.6)p
	56.6 p	27.0 p

Dividends per share (in pence)	2010	2009
Dividends relating to reporting year:
Interim dividend (2010 and 2009)	6.61 p	6.29 p
Final/Second interim dividend (2010 and 2009)	17.24 p	13.56 p
Total	23.85 p	19.85 p
Dividends declared and paid in reporting year:
Current year interim dividend	6.61 p	6.29 p
Second interim/final dividend for prior year	13.56 p	12.91 p
Total	20.17 p	19.20 p
*This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders and is stated after £377 million of pre-tax costs of the terminated AIA transaction. See note G.

**The 2009 charge of £14 million which was net of £nil tax, reflected completion adjustments for a previously disposed business.
***The 2010 tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2010	2009
	£m	£m

Profit for the year	1,436	677

Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	217	(206)
Related tax	34	11
	251	(195)

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the year	1,170	2,249
Add back net losses included in the income statement on disposal and impairment	51	420
Total (note V)	1,221	2,669
Related change in amortisation of deferred income and acquisition costs	(496)	(1,069)
Related tax	(247)	(557)
	478	1,043

Other comprehensive income for the year, net of related tax	729	848

Total comprehensive income for the year	2,165	1,525

Attributable to:
Equity holders of the Company	2,160	1,524
Non-controlling interests	5	1
Total comprehensive income for the year	2,165	1,525

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2010
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year	-	-	1,431	-	-	1,431	5	1,436
Other comprehensive income
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	251	-	251	-	251
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	478	478	-	478
Total other comprehensive income	-	-	-	251	478	729	-	729
Total comprehensive income for the year	-	-	1,431	251	478	2,160	5	2,165

Dividends	-	-	(511)	-	-	(511)	-	(511)
Reserve movements in respect of share-based payments	-	-	37	-	-	37	-	37
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	7	7

Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	-	75	-	-	-	75	-	75
Reserve movements in respect of shares issued in lieu of cash dividends	-	(62)	62	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(4)	-	-	(4)	-	(4)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	3	-	-	3	-	3
Net increase in equity	-	13	1,018	251	478	1,760	12	1,772

At beginning of year	127	1,843	3,964	203	134	6,271	32	6,303
At end of year	127	1,856	4,982	454	612	8,031	44	8,075

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	2009
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year	-	-	676	-	-	676	1	677
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges, net of related tax	-	-	-	(195)	-	(195)	-	(195)
Unrealised valuation movements, net of related change in amortisation of deferred income and acquisition costs and related tax	-	-	-	-	1,043	1,043	-	1,043
Total other comprehensive income (loss)	-	-	-	(195)	1,043	848	-	848
Total comprehensive income (loss) for the year	-	-	676	(195)	1,043	1,524	1	1,525

Dividends	-	-	(481)	-	-	(481)	-	(481)
Reserve movements in respect of share-based payments	-	-	29	-	-	29	-	29
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(24)	(24)

Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	2	139	-	-	-	141	-	141
Reserve movements in respect of shares issued in lieu of cash dividends	-	(136)	136	-	-	-	-	-

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	3	-	-	3	-	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(3)	-	-	(3)	-	(3)
Net increase (decrease) in equity	2	3	360	(195)	1,043	1,213	(23)	1,190

At beginning of year	125	1,840	3,604	398	(909)	5,058	55	5,113
At end of year	127	1,843	3,964	203	134	6,271	32	6,303

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	2010	2009
	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill(note Q)	1,466	1,310
Deferred acquisition costs and other intangible assets (note R)	4,609	4,049
Total	6,075	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	124
Deferred acquisition costs and other intangible assets	110	106
Total	276	230
Total	6,351	5,589

Other non-investment and non-cash assets:
Property, plant and equipment	612	367
Reinsurers' share of insurance contract liabilities	1,344	1,187
Deferred tax assets (note K)	2,188	2,708
Current tax recoverable	555	636
Accrued investment income	2,668	2,473
Other debtors	903	762
Total	8,270	8,133

Investments of long-term business and other operations:
Investment properties	11,247	10,905
Investments accounted for using the equity method	71	6
Financial investments*:
Loans (note T)	9,261	8,754
Equity securities and portfolio holdings in unit trusts	86,635	69,354
Debt securities (note U)	116,352	101,751
Other investments	5,779	5,132
Deposits	9,952	12,820
Total	239,297	208,722

Properties held for sale	257	3
Cash and cash equivalents	6,631	5,307
Total assets (note N)	260,806	227,754
*Included within financial investments are £8,708 million (2009: £10,501 million) of lent securities.

	2010	2009
	£m	£m
Equity and liabilities

Equity
Shareholders' equity	8,031	6,271
Non-controlling interests	44	32
Total equity	8,075	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	171,291	145,713
Investment contract liabilities with discretionary participation features	25,732	24,880
Investment contract liabilities without discretionary participation features	17,704	15,805
Unallocated surplus of with-profits funds	10,253	10,019
Total	224,980	196,417

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,718	2,691
Other	958	703
Total (note W)	3,676	3,394

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note X)	3,004	2,751
Borrowings attributable to with-profits operations (note X)	1,522	1,284

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,199	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,372	3,809
Deferred tax liabilities (note K)	4,224	3,872
Current tax liabilities	831	1,215
Accruals and deferred income	707	594
Other creditors	2,321	1,612
Provisions	729	643
Derivative liabilities	2,037	1,501
Other liabilities	1,129	877
Total	19,549	17,605
Total liabilities	252,731	221,451
Total equity and liabilities (note N)	260,806	227,754

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

CONSOLIDATED STATEMENT OF CASH FLOWS
	2010	2009
	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)(note (i))	2,072	1,564
Loss before tax from discontinued operations	-	(14)
Total profit before tax	2,072	1,550
Changes in operating assets and liabilities:
Investments	(24,594)	(26,388)
Other non-investment and non-cash assets	(1,161)	(384)
Policyholder liabilities (including unallocated surplus)	24,287	24,932
Other liabilities (including operational borrowings)	1,332	(299)
Interest income and expense and dividend income included in result before tax	(7,514)	(7,267)
Other non-cash items (note (ii))	139	650
Operating cash items:
Interest receipts	6,277	5,734
Dividend receipts	1,412	1,780
Tax paid	(302)	(200)
Net cash flows from operating activities	1,948	108
Cash flows from investing activities
Purchases of property, plant and equipment	(93)	(91)
Proceeds from disposal of property, plant and equipment	4	54
Completion adjustment for previously disposed business	-	(20)
Disposal of Taiwan agency business (notes (iii) and J)	-	(497)
Acquisition of subsidiaries, net of cash balance (note (iv))	(145)	-
Net cash flows from investing activities	(234)	(554)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and W):
Issue of subordinated debt, net of costs	-	822
Redemption of senior debt	-	(249)
Bank loan	250	-
Interest paid	(251)	(207)
With-profits operations (notes (vi) and X):
Interest paid	(9)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	13	3
Dividends paid	(449)	(344)
Net cash flows from financing activities	(446)	16
Net increase (decrease) in cash and cash equivalents	1,268	(430)
Cash and cash equivalents at beginning of year	5,307	5,955
Effect of exchange rate changes on cash and cash equivalents	56	(218)
Cash and cash equivalents at end of year	6,631	5,307

Notes
(i)	This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)	The figure of £650 million for other non-cash items in 2009 includes £559 million for the loss on disposal of the Taiwan agency business.
(iii)
The amount of £497 million for full year 2009 in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs of £64 million. In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

(iv)
The acquisition of United Overseas Bank Life Assurance Limited (UOB) resulted in an outflow of cash from investing activities of £133 million. The remaining outflow of £12 million relates to the PAC with-profits fund purchase of Meterserve.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the parent company, PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)	Cash movements in respect of equity capital exclude scrip dividends.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A	Basis of preparation and audit status

The statutory basis results included in this announcement have been extracted from the audited financial statements of the Group for the year ended 31 December 2010. These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2010, there were no unendorsed standards effective for the two years ended 31 December 2010 affecting the consolidated financial information of the Group and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group. The auditors have reported on the 2010 statutory accounts. The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2010 or 2009 but is derived from these accounts.

Statutory accounts for 2009 have been delivered to the registrar of companies, and those for 2010 will be delivered following the Company's Annual General Meeting. The auditors have reported on these accounts. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.

The additional information shown in notes 1 to 8 is unaudited.

B	Significant accounting policies

The accounting policies applied by the Group in determining the IFRS basis results in this announcement are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2009, except for the adoption of the new accounting pronouncements in 2010 as described below. In addition, the presentation of operating profit based on longer-term investment returns, as applied in the supplementary analysis of profit before shareholder tax and segment reporting, has been altered for the Group's US insurance operations as described in note C.

Revised IFRS 3, 'Business Combinations' and Amendments to IAS 27, 'Consolidated and Separate Financial Statements' and IAS 31, 'Interests in Joint Ventures'
The Group has applied the revised IFRS 3 and amended IAS 27 and IAS 31 from 1 January 2010. The revised IFRS 3 and amended IAS 27 and IAS 31 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The change in accounting policy as a result of the adoption of these standards has been applied prospectively. No restatement to 2009 comparatives is required. The more significant changes from the revised IFRS 3 include:

•	the immediate expensing of acquisition-related costs rather than inclusion in goodwill;
•	recognition and measurement at fair value of contingent consideration classified as financial instruments at acquisition date with subsequent changes to income; and.
•
additional items or adjustments to items recognised in the business combination are permitted to be applied retrospectively during the measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period ends as soon as the acquirer receives the necessary information or learns that more information is not obtainable but is subject to an overall limit for one year.

The amendments to IAS 27 reflect changes to the accounting for non-controlling interests (known as minority interests prior to the amendments). From 1 January 2010, transactions that increase or decrease non-controlling interests without a change of control are accounted as equity transactions and therefore no goodwill is recognised. As a consequence, any gains or losses are reported directly in equity and not in the income statement.

The amendments to IAS 31 reflect changes to the accounting for changes in joint control over an entity. From 1 January 2010, when a jointly controlled entity becomes an associate of an investor, the investor shall measure at fair value any investment the investor retains in the former jointly controlled entity. The investor shall recognise in profit or loss any difference between:
(a)	the fair value of any retained investments and any proceeds from disposing of the part interests in the jointly controlled entity; and
(b)	the carrying amount of an investment at the date when joint control is lost.
Previously, no explicit guidance was provided.

The adoption of revised IFRS 3 and amended IAS 27 and IAS 31 has resulted in presentational and disclosure changes in the Group's financial statements, and affected the accounting for the acquisition of United Overseas Bank (UOB) Life Assurance Limited in Singapore. The disclosure on this acquisition is provided in note P. As a result of the adoption of the revised IFRS 3, the Group has expensed the UOB Life acquisition-related costs incurred of £2 million which would otherwise have been included within goodwill. The Group has also recognised a gain of £30 million related to the change of treatment of PruHealth from a joint venture to an associate, in line with the revisions to IAS 31 set out above as described in note H.

Other accounting pronouncements adopted in 2010
In addition, the Group has adopted the following accounting pronouncements in 2010 but their adoption has had no material impact on the results and financial position of the Group:
•	Improvements to IFRSs (2009), which includes minor changes to 12 IFRSs;
•	Amendments to IFRS 2, 'Group cash-settled share-based payment transactions'; and
•	Amendments to IAS 39, 'Financial instruments: Recognition and measurement' - Eligible hedged items.

This is not intended to be a complete list of accounting pronouncements effective in 2010 as only those that could have an impact upon the Group's financial statements have been discussed.

C	Segment disclosure - income statement

	2010	2009 note (ii)
	£m	£m
Asian operations (note (i))
Insurance operations (note E(i))
Underlying results before exceptional credit	536	353
Exceptional credit for Malaysia operations (note E(i))	-	63
Total Asian insurance operations	536	416
Development expenses	(4)	(6)
Total Asian insurance operations after development expenses	532	410
Asian asset management	72	55
Total Asian operations	604	465

US operations
Jackson (US insurance operations) (notes (ii) and E(ii))	833	618
Broker-dealer and asset management	22	4
Total US operations	855	622

UK operations
UK insurance operations:
Long-term business (note E(iii))	673	606
General insurance commission (note (iii))	46	51
Total UK insurance operations	719	657
M&G	284	238
Total UK operations	1,003	895
Total segment profit	2,462	1,982

Other income and expenditure -
Investment return and other income	30	22
Interest payable on core structural borrowings	(257)	(209)
Corporate expenditure	(220)	(203)
Charge for share-based payments for Prudential schemes (note (iv))	(3)	(5)
Total	(450)	(395)
Solvency II implementation costs	(45)	-
Restructuring costs (note (v))	(26)	(23)
Operating profit based on longer-term investment returns (note (ii))	1,941	1,564
Short-term fluctuations in investment returns on shareholder-backed business (note F)	(123)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(10)	(74)
Costs of terminated AIA transaction (note G)	(377)	-
Gain on dilution of holding in PruHealth (note H)	30	-
Loss on sale and results for Taiwan agency business (notes (i) and J)	-	(621)
Profit from continuing operations before tax attributable to shareholders	1,461	746

Notes
(i)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the segmental analysis of profit for 2009.

(ii)
The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. The effect of this change is explained below in this note.

(iii)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)	The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.
(v)
Restructuring costs comprise amounts incurred in the UK business defined as covered for EEV reporting purposes of £26 million and as part of central operations (EEV non-covered business) of £nil (2009: £16 million and £7 million respectively).

(vi)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

The Group's operating segments determined in accordance with IFRS 8, are as follows:
Insurance operations
-    Asia
-    US (Jackson)
-    UK

Asset management operations
-    M&G
-    Asian asset management
-    US broker-dealer and asset management (including Curian)

Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Group's holding in PruHealth. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns and the loss on sale and the results of the Taiwan agency business during the period of ownership. In 2010 the Company amended its presentation of operating profit for its US insurance operations to exclude the net equity hedging gains and losses previously included relating principally to its variable annuity business. These amounts are included in short-term fluctuations in investment returns. Prior year comparatives have been amended accordingly. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segments results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office.

For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)    Debt and equity securities
Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-backed operation for which the RMR charge is most significant is Jackson National Life.

For 2010 and 2009 Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for residential mortgage-backed securities (RMBS) to determine the average annual RMR. In addition, in 2010, the NAIC extended the new ratings framework to that previously covered residential mortgage-backed securities (RMBS) to include, commercial mortgage-backed securities (CMBS), which Jackson has used for 2010. These were developed by external third parties; PIMCO (for RMBS) and BlackRock Solutions (for CMBS), and are considered by management more relevant information for the MBS securities concerned than using ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO).

(b)    US variable and fixed index annuity business
(i)	Current treatment
The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

·	Fair value movements for equity-based derivatives;
·
Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

·	Movements in accounts carrying value of GMDB and GMWB "for life" liabilities;
·	Fee assessment, and claim payments, in respect of guarantee liabilities; and
·	Related changes to amortisation of deferred acquisition costs for each of the above items.

(ii)	Change of treatment in 2010
For previous reporting of the 2009 results, all of the above items were included in operating profit based on longer-term investment returns with the intention of broadly matching the impacts with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Both of these items remain in short-term fluctuations in investment returns in 2010.

Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in longer-term and current rates being included in short-term fluctuations (as shown in note F (e)).

However, despite this use of longer-term equity volatility assumption levels and AA corporate bond rate curves, accounting volatility arose within the operating profit based on longer-term investment returns that was not representative of the underlying economic result. This feature arose due to the movement in the change in the accounting values of the derivatives and Jackson's liabilities for variable and fixed indexed annuity guarantees included in the operating profit. Under IFRS, liabilities for GMDB and 'for life' GMWB are not fair valued. Instead, they are accounted for under IFRS using 'grandfathered' US GAAP in accordance with FASB ASC Subtopic 944-80, Financial Services - Insurance - Separate Accounts (formerly SOP 03-1). This accounting basis produces a distorting accounting effect on the operating profit that is not representative of the true economics of Jackson's hedging programme. Over the long term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short term the operating profit can be highly volatile. The recent growth in Jackson's variable annuity business had resulted in this short-term effect having a greater impact on the Group operating profit than in prior years. Further, these accounting mismatches are magnified in periods of significant market movements. These factors have prompted a reassessment of the presentation of operating profit based on longer-term investment returns.

The following items have been reclassified from operating profit to short-term fluctuations in investment returns:

-	The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels;
-
The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

-
Movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements;

-	Fee assessment, and claims payments, in respect of guarantee liabilities;
-	Related changes to the amortisation of deferred acquisition costs for each of the above items.

The change reflects management's IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit before tax or shareholders' equity. The impact of this change is as follows:

	2010			2009
	Previous basis	Change	Revised basis	Previous basis	Change	Revised basis
	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns
Jackson	466	367	833	459	159	618
Rest of Group	1,108	-	1,108	946	-	946
Total	1,574	367	1,941	1,405	159	1,564
Short-term fluctuations in investment returns on shareholder-backed business	244	(367)	(123)	36	(159)	(123)
Shareholders' share of actuarial and other gains and loss on defined benefit pension schemes	(10)	-	(10)	(74)	-	(74)
Costs of terminated AIA transaction	(377)	-	(377)	-	-	-
Gain on dilution of holding in PruHealth	30	-	30	-	-	-
Loss on sale and results of Taiwan agency business	-	-	-	(621)	-	(621)
Profit from continuing operations before tax attributable to shareholders	1,461	-	1,461	746	-	746

(iii)US operations - Embedded derivatives for variable annuity guarantee features
The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80  Financial Services - Insurance - Separate Accounts(formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)    Other derivative value movements
Derivative value movements are excluded from operating results based on longer-term investment returns. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. In 2010 these value movements, which are variable in nature, have been included in short-term fluctuations and 2009 comparatives have been adjusted accordingly.

There are two exceptions to the basis described above in sections (a) to (c) for determining operating results based on longer-term investment returns. These are for:

-
Unit-linked and US variable annuity business. For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

-
Assets covering non participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)   Asia
·	Vietnamese participating business
For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus.  Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

·	Non-participating business
Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

·	Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services - Insurance - Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)     UK shareholder-backed annuity business
With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)  Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above.  Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue
The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	2010
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	6,373	11,710	6,476	(10)	24,549
Asset management	248	597	768	(314)	1,299
Unallocated corporate	-	-	29	-	29
Intragroup revenue eliminated on consolidation	(77)	(72)	(175)	324	-
Total revenue from external customers	6,544	12,235	7,098	-	25,877

	2009
	Asia	US	UK	Intragroup	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	5,336	9,097	5,822	(11)	20,244
Asset management	213	499	513	(271)	954
Unallocated corporate	-	-	12	-	12
Intragroup revenue eliminated on consolidation	(70)	(67)	(145)	282	-
Total revenue from external customers	5,479	9,529	6,202	-	21,210

Revenue from external customers is made up of the following:
				2010	2009
				£m	£m
Earned premiums, net of reinsurance				24,211	19,976
Fee income from investment contract business and asset management (included within 'Other income')				1,666	1,234
Total revenue from external customers				25,877	21,210

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses generate fees for investment management and related services. Intragroup fees included within asset management revenue were £314 million (2009: £271 million) earned £165 million (2009: £134 million) by M&G, £72 million (2009: £67 million) by the US asset management segment and £77 million (2009: £70 million) by the Asian asset management segment. In 2010, the remaining £10 million (2009: £11 million) of intragroup revenue was recognised by UK insurance operations. These services are typically charged as a percentage of funds under management.

Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £146 million, £83 million, and £128 million respectively (2009: £119 million, £82 million and £122 million respectively).

D	Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Asia (note(v))	Total 2010	Total 2009
	£m	£m	£m	£m	£m
Revenue, (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	943	229	251	1,423	1,097
Revenue of consolidated investment funds(note (i))	11	-	-	11	102
NPH broker-dealer fees(note (ii))	-	369	-	369	317
Gross revenue	954	598	251	1,803	1,516
Charges, (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(617)	(207)	(179)	(1,003)	(744)
Charges of consolidated investment funds(note (i))	(11)	-	-	(11)	(102)
NPH broker-dealer fees(note (ii))	-	(369)	-	(369)	(317)
Gross charges	(628)	(576)	(179)	(1,383)	(1,163)
Profit before tax	326	22	72	420	353
Comprising:
Operating profit based on longer-term investment returns(note (iii))	284	22	72	378	297
Short-term fluctuations in investment returns (note (iv))	47	-	-	47	70
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	(5)	-	-	(5)	(14)
Profit before tax	326	22	72	420	353

Notes
(i)
Revenue in respect of consolidated investment funds. The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains (losses) in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax.

(ii)	NPH broker-dealer fees represents commissions received, which are then paid on to the writing broker on sales of investment products.
(iii)	M&G operating profit based on longer-term investment returns:

	2010	2009
	£m	£m
Asset management fee income	612	457
Other income	3	13
Staff costs	(263)	(205)
Other costs	(123)	(100)
Underlying profit before performance-related fees	229	165
Performance-related fees	17	12
Operating profit from asset management operations	246	177
Operating profit from Prudential Capital	38	61
Total M&G operating profit based on longer-term investment returns	284	238
The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £136 million (2009: £155 million) and commissions which have been netted off in arriving at the fee income of £612 million (2009: £457 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iv)	Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.
(v)	Included within Asian asset management revenue and charges are £60 million of commissions (2009:£57 million).

E	Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)	Asian insurance operations
(a)	In 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

(b)
In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's Risk-Based Capital (RBC) framework. In light of this development, the Company re-measured these liabilities by reference to the method applied under the new RBC framework which resulted in a one-off release from liabilities at 1 January 2009 of £63 million.

(ii)     US insurance operations
There are no changes in assumptions that had a material impact on the 2010 results of US insurance operations.

Separately, in 2010, the Group amended its presentation of operating profit for its US insurance operations to exclude the net equity hedge accounting effect of negative £367 million (2009: negative £159 million) relating to its variable and fixed index annuity business and reclassified it as a short-term fluctuation within the Group's supplementary analysis of profit. This is explained further in note C(b). This change had no effect on the measurement of insurance assets and liabilities and therefore on total profit or shareholders' equity.

(iii)	UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
(a)	the expected level of future defaults;
(b)	the credit risk premium that is required to compensate for the potential volatility in default levels;
(c)	the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
d)	the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.
The sum of (c) and (d) is often referred to as "liquidity premium".

The credit risk allowance is a function of the asset mix and the credit quality of the underlying portfolio. At 31 December 2010, 84 per cent (2009: 80 per cent) of the assets backing the UK shareholder annuity and other business were debt securities as shown in O (i). This comprises both government and corporate bonds. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note U (i).
                Given that the normal business model for Prudential's annuity business is to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.
                Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from 31 December 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short-term might be higher than the long-term assumptions.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 31 December 2010, 2009 and 2008, based on the asset mix at the relevant balance sheet date are shown below.

31 December 2010	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	160	-	160
Long-term expected defaults (note (ii))	16	-	16
Long-term credit risk premium (note (iii))	10	-	10
Short-term allowance for credit risk (note (iv))	42	(26)	16
Total credit risk allowance	68	(26)	42
Liquidity premium	92	26	118

31 December 2009	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	175	-	175
Credit risk allowance
Long-term expected defaults (note (ii))	19	-	19
Long-term credit risk premium (note (iii))	13	-	13
Short-term allowance for credit risk (note (iv))	39	(24)	15
Total credit risk allowance	71	(24)	47
Liquidity premium	104	24	128

31 December 2008	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	323	-	323
Credit risk allowance
Long-term expected defaults (note (ii))	15	-	15
Long-term credit risk premium (note (iii))	11	-	11
Short-term allowance for credit risk (note (iv))	54	(25)	29
Total credit risk allowance	80	(25)	55
Liquidity premium	243	25	268

Notes
(i)	Bond spread over swap rates reflect market observed data.
(ii)
For the valuations prior to 31 December 2010, long-term expected defaults were derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held was based on external credit rating and for this purpose the credit rating assigned to each asset held was the lowest credit rating published by Moody's, Standard and Poors and Fitch.

         For the 31 December 2010 valuation, long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used has been revised from the lowest credit rating to the second highest credit rating published by Moody's, Standard and Poors and Fitch.
(iii)
For the valuations prior to 31 December 2010, the long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio. For the 31 December 2010 valuation, the long-term credit risk premium is derived from Moody's data from 1970 to 2009.

The combined effect of this change and the changes described in (ii) above is neutral on the long-term credit risk allowance for PRIL.
(iv)
The short-term allowance for credit risk assumed in the Pillar 1 solvency valuations at 31 December 2008 was determined as 25 per cent of the increase in corporate bond spreads (as estimated from the movements in published corporate bond indices) since 31 December 2006. Subsequent to this date movements have reflected events in the period, namely the impact of credit migration, the decision not to release favourable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'. IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Factors affecting the credit risk allowance at 31 December 2010

The main factors influencing the credit risk allowance at 31 December 2010 for PRIL are as follows:
 a Credit downgrades and default experience
The credit risk allowances have been adjusted during 2010 to take account of emerging downgrade and default experience. Experience in relation to changes in credit rating has improved in 2010 and no assets defaulted for the PRIL business during the year. The allowance for short-term downgrades has been reduced to offset the impact of credit downgrades on the long-term assumptions. In addition, the allowance for short-term defaults has been updated to eliminate any experience profits that would otherwise have arisen due to default experience being better than allowed for in the opening reserves.

b Asset trading
Since the second half of 2009, the Group started trading out of subordinated financial debt into higher quality assets. The continuation of the reduction in the subordinated financial debt holdings in 2010 improved the overall credit quality of the corporate bond portfolio and so allowed a release of long-term credit reserves.

On a Pillar 1 basis this transaction had no overall impact on the solvency surplus of PRIL, the PAC non-participating sub-fund and PAL. On an IFRS basis, the reduction in subordinated financial debt holdings generated a pre-tax IFRS operating loss of £4 million (2009: loss of £51 million).

c Asset purchases in respect of new business
Similar to 2009, the assets purchased during 2010 to back new business have been of better average credit quality than the assets held at 31 December 2008, in particular no subordinated bank debt or sub-investment grade assets have been bought to back new business. As a result of the lower credit risk of the new business assets the overall allowance for credit risk required at 31 December 2010 is reduced when the new business assets and in-force assets are aggregated together.

After taking account of the factors noted above the movement on the average basis points allowance for PRIL on Pillar 1 regulatory and IFRS bases are as follows:

	Pillar 1 Regulatory basis			IFRS
	(bps)			(bps)
	Long term	Short term	Total	Long term	Short term	Total

Total allowance for credit risk at 31 December 2009	32	39	71	32	15	47
Credit downgrades	1	(1)	-	1	(1)	-
Retention of surplus from favourable default experience	-	7	7	-	3	3
Asset trading	(5)	-	(5)	(5)	-	(5)
New business	-	(2)	(2)	-	(1)	(1)
Other	(2)	(1)	(3)	(2)	-	(2)
Total allowance for credit risk at 31 December 2010	26	42	68	26	16	42

Overall this has led to a credit allowance for Pillar 1 purposes to be 43 per cent (2009: 41 per cent) of the bond spread over swap rates. For IFRS purposes it represents 26 per cent (2009: 27 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 31 December 2010 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	£bn	£bn	£bn	£bn	£bn	£bn

PRIL	0.6	1.0	1.6	0.6	0.4	1.0
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	-	0.1
Total	0.7	1.1	1.8	0.7	0.4	1.1

Mortality and other assumption changes

In 2009, Prudential's annuity business liabilities were determined using the Continuous Mortality Investigation ("CMI") medium cohort projections with a floor. In November 2009 a new mortality projection model was released by the CMI. This model is expected to become the new industry standard.

The new model has been applied in determining the 2010 results with calibration to reflect an appropriate view of future mortality improvement. In recognition of the trend in assumed mortality improvements the Company has in previous years included margins in its annuity liabilities. In determining the 2010 results the appropriate level of these margins has been reassessed.

The net effect of applying the new model, releases of margins, and changes to other related mortality assumption for shareholder-backed business is a credit of £8 million. With a £38 million benefit from altered expense assumptions the overall credit for shareholder-backed business is £46 million.

F	Short-term fluctuations in investment returns on shareholder-backed business

	2010	2009*
	£m	£m
Insurance operations:
Asia (note (ii))	114	31
US (note (iii))	(378)	(132)
UK (notes (i) and (iv))	116	108
Other operations
- IGD hedge costs (note (v))	-	(235)
- Other (note (vi))	25	105
	25	(130)
Total	(123)	(123)
*The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note C explains the effect of the change.

Notes
(i)	General overview of defaults
         The Group incurred defaults of £nil in 2010 (2009: £11 million) on its debt securities portfolio. The defaults of £11 million in 2009 were experienced by the UK shareholder-backed annuity business.
(ii)	Asian insurance operations
         The fluctuations for Asian insurance operations in 2010 of £114 million primarily reflect unrealised gains on the debt securities held by shareholders' funds, as well as a £30 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan. For 2009, the gain of £31 million primarily relates to strong market performance in Taiwan and Japan partially offset by the fall in the Vietnamese bond markets.
(iii)	US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	2010	2009*
	£m	£m
Short-term fluctuations relating to debt securities:
Charges in the year (note (a))
Defaults	-	-
Losses on sales of impaired and deteriorating bonds	(99)	(6)
Bond write downs	(124)	(630)
Recoveries / reversals	10	5
Total charges in the year(note (a))	(213)	(631)
Less: Risk margin charge included in operating profit based on longer-term investment returns(note (b))	73	76
	(140)	(555)
Interest related realised gains (losses):
Arising in the year	224	125
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(82)	(59)
	142	66
Related change to amortisation of deferred acquisition costs	(3)	75
Total short-term fluctuations related to debt securities	(1)	(414)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note (c))	(15)	385
Net equity hedge results based on longer-term equity volatility and interest rates (net of related change to amortisation of deferred acquisition costs) (note (d))	(367)	(159)
Equity-related derivatives: volatility and interest rate normalisation (net of related change to amortisation of deferred acquisition costs) (note (e))	2	85
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs) (note (b))	3	(59)
Other items (net of related change to amortisation of deferred acquisition costs)	-	30
Total	(378)	(132)
*The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note C explains the effect of the change.

Notes
(a)	The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total 2010	Total 2009
	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	-	21	35	-	56	268
Alt-A	-	35	20	(1)	54	182
Sub-prime	-	15	(2)	-	13	49
Total residential mortgage-backed securities	-	71	53	(1)	123	499
Corporate debt securities	-	1	40	(4)	37	107
Other	-	52	6	(5)	53	25
Total	-	124	99	(10)	213	631

Within other bond write downs of £52 million (2009: £30 million), £40 million (2009: £30 million) relates to Piedmont securities. Piedmont is an investment vehicle investing in certain asset-backed and mortgage-backed securities in the US.

(b)
The risk margin reserve (RMR) charge for longer-term credit related losses included in operating profit based on longer-term investment returns for 2010 is based on an average annual RMR of 26 basis points (2009: 27 basis points) on average book values of US$44.2 billion (2009: US$ 43.9 billion) as shown below:

	2010				2009
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value	RMR		Annual expected loss	Average book value	RMR		Annual expected loss
	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	20,622	0.06	(12)	(8)	19,509	0.03	(5)	(3)
Baa1, 2 or 3	20,785	0.26	(53)	(34)	21,072	0.23	(47)	(30)
Ba1, 2 or 3	1,935	1.04	(20)	(13)	2,035	1.13	(23)	(15)
B1, 2 or 3	500	2.99	(15)	(10)	594	2.86	(17)	(11)
Below B3	321	3.88	(13)	(8)	691	3.91	(27)	(17)
Total	44,163	0.26	(113)	(73)	43,901	0.27	(119)	(76)

Related change to amortisation of deferred acquisition costs (see below)			28	18			25	16
Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(55)			(94)	(60)

For the period ended 31 December 2010, Jackson has continued the practice commenced in the second half of 2009 in relation to RMBS and for 2010 for CMBS to determine the risk margin charge included in operating profit based on longer-term investment returns using the regulatory rating as determined by external third parties; PIMCO (for RMBS) and BlackRock Solutions (for CMBS) on behalf of the National Association of Insurance Commissioners (NAIC). See note C for further information.

         The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 6.5 per cent to 7.9 per cent in 2010, and 6.7 per cent to 9.9 per cent in 2009 depending on the type of investments.

         Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.
(c)
The loss of £15 million (2009: gain of £385 million) is for the value movement of non-equity freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

For the derivatives programme attaching to the fixed annuity and other general account business the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

(d)
The Group has amended its presentation of equity-based derivatives and associated guarantee liabilities to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) from operating profit based on longer-term investment returns and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. The effect of this change is explained in note C.

(e)
Prior to the change in the presentation of operating profit of the US insurance operations as explained in note C, the effect of the difference in the value movements for freestanding derivatives and embedded derivatives arising from changes between longer-term and actual levels of implied equity volatility and end of period AA corporate bond yield curves was reflected in short-term fluctuations in investment return. This normalisation reflects the use of longer-term implied equity volatility levels, and also, for embedded derivatives 10 year average AA corporate bond yield curves, in the value movement included in net equity hedge accounting effect and is unaffected by the change in the presentation of the net equity hedge accounting effect.

         This volatility and interest rate normalisation of value movements for freestanding and embedded derivatives gave rise to a £2 million gain (2009: £85 million). The net equity hedge accounting effect based on longer-term equity volatility and interest rate is as described above in note (d).
(f)
In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £1,221 million (2009: reduction in net unrealised losses of £2,669 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note V.

(iv)	UK insurance operations
         The short-term fluctuations gain for UK insurance operations of £116 million (2009: £108 million) reflected principally asset value movements for shareholder-backed annuity business.
(v)	IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts have expired and have not been renewed.

(vi)	Other
Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	2010	2009
	£m	£m

Unrealised value movements on swaps held centrally to manage Group assets and liabilities	(25)	28
Unrealised value movements on Prudential Capital bond portfolio	48	66
Unrealised value movements on investments held by other operations	2	11
	25	105

G	Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed, and subsequently terminated transaction, to purchase AIA Group Limited and related rights issue.

2010
£m

AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within "Investment return" and the other £277 million has been recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the consolidated income statement.

H	Change to the Group's holding in PruHealth

On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding has been reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

As a result of this dilution in holding and the consequential loss of control, PruHealth has been reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 "Interests in joint ventures" a gain of £30 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

I	Acquisition costs and other expenditure

	2010	2009
	£m	£m
Acquisition costs incurred	2,024	1,796
Acquisition costs deferred less amortisation of acquisition costs	(918)	(763)
Administration costs and other expenditure	3,496	2,924
Movements in amounts attributable to external unit holders	197	615
Total acquisition costs and other expenditure	4,799	4,572

The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure - income statement).The charge for Corporate Expenditure comprises:

	2010	2009
	£m	£m
Group head office
Regular and project costs	(147)	(140)
Provision for property leases and other non-recurrent items	(25)	(6)
	(172)	(146)
Asia regional office
Gross costs	(90)	(95)
Recharges to Asia operations	42	38
	(48)	(57)
Total	(220)	(203)

J	Sale of Taiwan agency business in 2009

In 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The sale was completed on 19 June 2009.

The Company retained its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment in China Life made in 2009. At 31 December 2010 the Company's interest in China Life was 8.66 per cent (31 December 2009: 9.99 per cent).

The effects on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders equity was £607 million.

The loss on sale of £559 million included cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21.

K	Tax

(i)	Tax charge

The total tax charge comprises:
	2010	2009
Tax charge	£m	£m
UK tax	(313)	(895)
Overseas tax	(323)	22
Total tax charge*	(636)	(873)

An analysis of the total tax expense attributable to continuing operations recognised in the income statement by nature of expense is as follows:
	2010	2009
	£m	£m
Current tax	(91)	(529)
Deferred tax	(545)	(344)
Total tax charge*	(636)	(873)
*The 2010 tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK Tax authorities.

The current tax charge of £91 million includes £13 million for 2010 (2009: charge of £6 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The 2010 total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £25 million for 2010 (2009: charge of £55 million) comprises:

Tax charge attributable to shareholders	2010	2009
	£m	£m
UK tax	187	(176)
Overseas tax	(212)	121
Total tax charge	(25)	(55)

(ii)	Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities:

	2010		2009
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m
Unrealised gains and losses on investments	449	(1,678)	1,156	(1,744)
Balances relating to investment and insurance contracts	11	(1,057)	20	(961)
Short-term timing differences	1,152	(1,477)	1,228	(1,159)
Capital allowances	16	(12)	18	(8)
Unused tax losses	560	-	286	-
Total	2,188	(4,224)	2,708	(3,872)

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2010 results and financial position at 31 December 2010, the possible tax benefit of approximately £143 million (31 December 2009: £257 million), which may arise from capital losses valued at approximately £0.5 billion (31 December 2009: £1.2 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £298 million (31 December 2009: £607 million), which may arise from tax losses and other potential temporary differences totalling £1.2 billion (31 December 2009: £2.1 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when these tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

The UK government's tax rate change to 27 per cent has had the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at 31 December 2010 by £11 million. The tax change to 27 per cent is effective from 1 April 2011 but has been enacted at 31 December 2010. The subsequent proposed phased rate changes to 24 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 31 December 2010 by £65 million.

(iii)   Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2010	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	532	833	719	(143)	1,941
Short-term fluctuations in investment returns	114	(378)	116	25	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(5)	(5)	(10)
Costs of terminated AIA transaction	-	-	-	(377)	(377)
Gain on dilution of holding in PruHealth	-	-	30	-	30
Total	646	455	860	(500)	1,461
Expected tax rate:(note (i))
Operating profit based on longer-term investment returns (note (iii))	22%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	28%	52%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	20%
Costs of terminated AIA transaction	-	-	-	28%	28%
Gain on dilution of holding in PruHealth	-	-	28%	-	28%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(117)	(292)	(201)	40	(570)
Short-term fluctuations in investment returns	(29)	132	(32)	(7)	64
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Costs of terminated AIA transaction	-	-	-	106	106
Gain on dilution of holding in PruHealth	-	-	(8)	-	(8)
Total	(146)	(160)	(240)	140	(406)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	59	43	18	237	357
Short-term fluctuations in investment returns	21	-	-	7	28
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	1	1
Costs of terminated AIA transaction	-	-	-	(13)	(13)
Gain on dilution of holding in PruHealth	-	-	8	-	8
Total	80	43	26	232	381
Actual tax (charge) credit:
Operating profit based on longer-term investment returns, excluding exceptional tax credit(note (iii))	(58)	(249)	(183)	119	(371)
Exceptional tax credit*	-	-	-	158	158
Operating profit based on longer-term investment return	(58)	(249)	(183)	277	(213)
Short-term fluctuations in investment returns	(8)	132	(32)	-	92
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	2	3
Costs of terminated AIA transaction	-	-	-	93	93
Gain on dilution of holding in PruHealth	-	-	-	-	-
Total	(66)	(117)	(214)	372	(25)
Actual tax rate:
Operating profit based on longer-term investment returns	11%	30%	25%	194%	11%
Total profit	10%	26%	25%	74%	2%
Actual tax rate (excluding exceptional tax credit*):
Operating profit based on longer-term investment returns	11%	30%	25%	83%	19%
Total profit	10%	26%	25%	43%	13%

*The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of settlement agreed with the UK tax authorities.

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
2009*	£m (except for tax rates)

Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	410	618	657	(121)	1,564
Short-term fluctuations in investment returns	31	(132)	108	(130)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(46)	(28)	(74)
Loss on sale and results for Taiwan agency business	(621)	-	-	-	(621)
Total	(180)	486	719	(279)	746
Expected tax rate:(note (i))
Operating profit based on longer-term investment returns (note (iii))	24%	35%	28%	28%	30%
Short-term fluctuations in investment returns	25%	35%	28%	36%	45%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	28%	28%	28%
Loss on sale and results for Taiwan agency business	25%	-	-	-	25%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(98)	(216)	(184)	34	(464)
Short-term fluctuations in investment returns	(8)	46	(30)	47	55
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	155	-	-	-	155
Total	49	(170)	(201)	89	(233)
Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	35	76	(29)	8	90
Short-term fluctuations in investment returns	15	196	-	14	225
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	-	-
Loss on sale and results for Taiwan agency business	(137)	-	-	-	(137)
Total	(87)	272	(29)	22	178
Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(63)	(140)	(213)	42	(374)
Short-term fluctuations in investment returns	7	242	(30)	61	280
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	13	8	21
Loss on sale and results for Taiwan agency business	18	-	-	-	18
Total	(38)	102	(230)	111	(55)
Actual tax rate:
Operating profit based on longer-term investment returns	15%	23%	32%	35%	24%
Total profit	(21)%	(21)%	32%	40%	7%
*The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity accounting effect (incorporating related amortisation of deferred acquisition costs) and included it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note C explains the effect of the change.

Notes
(i)	Expected tax rates for profit (loss) attributable to shareholders:
• The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.
• For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•     The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)	For 2010 and 2009, the principal variances arise from a number of factors, including:
(a) Asian long-term operations
For 2010 and 2009, profits in certain countries which are not taxable partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.
(b) Jackson
       For 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For 2009, the ability to fully recognise deferred tax assets on losses brought forward which we were previously unable to recognise together with income subject to a lower level of taxation and the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.
    (c)  UK insurance operations
For 2010, routine revisions to prior period tax returns. For 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business.
(d) Other operations
       For 2010, an exceptional tax credit which primarily relates to the impact of the settlement agreed with the UK tax authorities and the ability to recognise a deferred tax credit on various tax losses which we were previously unable to recognise, partly offset by the inability to fully recognise a tax credit in respect of non deductable capital costs incurred in relation to the terminated AIA transaction. For 2009, the ability to recognise a deferred tax asset on various tax losses which we were previously unable to recognise partly offset by adjustments in respect of the prior year tax charge.
(e) For 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been 13 per cent.
(iii)	Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

L	Supplementary analysis of earnings per share

	2010
	Before tax (note C)	Tax (note K)	Non-controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns, excluding exceptional tax credit	1,941	(371)	(5)	1,565	62.0 p	61.9 p
Exceptional tax credit*	-	158	-	158	6.3 p	6.3 p
Based on operating profit based on longer-term investment return	1,941	(213)	(5)	1,723	68.3 p	68.2 p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	92	-	(31)	(1.2)p	(1.2)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	3	-	(7)	(0.3)p	(0.3)p
Costs of terminated AIA transaction	(377)	93	-	(284)	(11.3)p	(11.3)p
Gain on dilution of holding in PruHealth	30	-	-	30	1.2 p	1.2 p
Based on profit for the year from continuing
operations including exceptional tax credit	1,461	(25)	(5)	1,431	56.7 p	56.6 p
*The tax charge attributable to shareholders' return includes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

	2009 **
	Before tax (note C)	Tax (note K)	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,564	(374)	(2)	1,188	47.5 p	47.4 p
Short-term fluctuations in investment returns on shareholder-backed business	(123)	280	1	158	6.3 p	6.3 p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(74)	21	-	(53)	(2.1)p	(2.1)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	-	(603)	(24.1)p	(24.0)p
Based on profit for the year from continuing operations	746	(55)	(1)	690	27.6 p	27.6 p
Adjustment for post-tax results of discontinued operations	(14)	-	-	(14)	(0.6)p	(0.6)p
Based on profit for the year from continuing operations	732	(55)	(1)	676	27.0 p	27.0 p
**The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note C explains the effect of the change.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating basic earnings per share for 2010 was 2,524 million (2009: 2,501 million). The weighted average number of shares for calculating diluted earnings per share for 2010 was 2,529 million (2009: 2,506 million).

M	Dividend

Dividends per share (in pence)	2010	2009
Dividends relating to reporting year:
Interim dividend (2010 and 2009)	6.61 p	6.29 p
Final /Second interim dividend (2010 and 2009)	17.24 p	13.56 p
Total	23.85 p	19.85 p
Dividends declared and paid in reporting year:
Current year interim dividend	6.61 p	6.29 p
Second interim /final dividend for prior year	13.56 p	12.91 p
Total	20.17 p	19.20 p

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The second interim dividend of 13.56 pence per ordinary share for the year ended 31 December 2009 was paid to eligible shareholders on 27 May 2010 and the 2010 interim dividend of 6.61 pence per ordinary share was paid to eligible shareholders on 23 September 2010.

Following the Board's decision to rebase the dividend upwards and subject to shareholders' approval, the 2010 final dividend of 17.24 pence per ordinary share will be paid on 26 May 2011 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m BST on Friday, 1 April 2011 (the "Record Date"), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m Hong Kong time on the Record Date ("HK Shareholders"). Holders of US American Depositary Receipts ("US Shareholders") will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 2 June 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ("CDP") at 5.00 p.m Singapore time on the Record Date ("SG Shareholders"). The dividend payable to the HK Shareholders will be translated at the exchange rate ruling at the close of business on 8 March 2011. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

The scrip dividend is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan (DRIP).

N	Group statement of financial position analysis

(i)	Group statement of financial position analysis
To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

Position at 31 December 2010:

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	2010 Group total	2009 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	-	236	236	1,230	-	-	1,466	1,310
Deferred acquisition costs and other intangible assets (note R)	118	3,543	939	4,600	9	-	-	4,609	4,049
Total	118	3,543	1,175	4,836	1,239	-	-	6,075	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	-	-	166	-	-	-	166	124
Deferred acquisition costs and other intangible assets	13	-	97	110	-	-	-	110	106
Total	179	-	97	276	-	-	-	276	230
Total	297	3,543	1,272	5,112	1,239	-	-	6,351	5,589
Deferred tax assets (note K)	214	1,391	98	1,703	123	362	-	2,188	2,708
Other non investment and non-cash assets	4,633	1,241	811	6,685	999	4,159	(5,761)	6,082	5,425
Investment of long term business and other operations:
Investment properties	11,212	26	9	11,247	-	-	-	11,247	10,905
Investments accounted for using the equity method	69	-	2	71	-	-	-	71	6
Financial investments:
Loans (note T)	2,302	4,201	1,340	7,843	1,418	-	-	9,261	8,754
Equity securities and portfolio holdings in unit trusts	40,519	31,501	14,464	86,484	151	-	-	86,635	69,354
Debt securities (note U)	74,304	26,366	14,108	114,778	1,574	-	-	116,352	101,751
Other investments	3,998	1,199	382	5,579	59	141	-	5,779	5,132
Deposits	9,022	212	638	9,872	80	-	-	9,952	12,820
Total investments	141,426	63,505	30,943	235,874	3,282	141	-	239,297	208,722
Properties held for sale	254	3	-	257	-	-	-	257	3
Cash and cash equivalents	2,839	232	1,601	4,672	1,436	523	-	6,631	5,307
Total assets	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806	227,754

Further segmental analysis:
The non-current assets of the Group comprise goodwill, intangible assets other than DAC and present value of acquired in-force business and property, plant and equipment included within 'other non-investment and non-cash assets'. Items defined as financial instruments or related to insurance contracts are excluded. Of the Group's total non-current assets at 31 December 2010 of £2,454 million (2009: £1,965 million), £1,708 million (2009: £1,444 million) was held in the UK by the UK insurance operations, M&G and central operations, £131 million (2009: £112 million) was held in the US and £615 million (2009: £409 million) was held in Asia.
No individual country in Asia held non-current assets at the end of the year which exceeds 10 per cent of the Group total.

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	2010 Group total	2009 Group total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	2,148	3,815	2,149	8,112	1,787	(1,868)	-	8,031	6,271
Non-controlling interests	35	-	5	40	4	-	-	44	32
Total equity	2,183	3,815	2,154	8,152	1,791	(1,868)	-	8,075	6,303
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Insurance contract liabilities	84,152	58,641	28,498	171,291	-	-	-	171,291	145,713
Investment contract liabilities with discretionary participation features	25,613	-	119	25,732	-	-	-	25,732	24,880
Investment contract liabilities without discretionary participation features	15,765	1,882	57	17,704	-	-	-	17,704	15,805
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,187	-	66	10,253	-	-	-	10,253	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	135,717	60,523	28,740	224,980	-	-	-	224,980	196,417
Core structural borrowings of shareholder financed operations:
Subordinated debt	-	-	-	-	-	2,718	-	2,718	2,691
Other	-	159	-	159	250	549	-	958	703
Total (note W)	-	159	-	159	250	3,267	-	3,676	3,394
Operational borrowings attributable to shareholder financed operations (note X)	162	90	189	441	3	2,560	-	3,004	2,751
Borrowings attributable to with-profits operations (note X)	1,522	-	-	1,522	-	-	-	1,522	1,284
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	2,398	1,801	-	4,199	-	-	-	4,199	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	1,755	33	1,126	2,914	458	-	-	3,372	3,809
Deferred tax liabilities (note K)	1,738	1,776	495	4,009	5	210	-	4,224	3,872
Current tax liabilities (note K)	399	34	70	503	33	295	-	831	1,215
Accruals and deferred income	340	-	109	449	244	14	-	707	594
Other creditors	1,939	511	1,122	3,572	4,039	471	(5,761)	2,321	1,612
Provisions	442	19	61	522	157	50	-	729	643
Derivative liabilities	792	799	222	1,813	78	146	-	2,037	1,501
Other liabilities	276	355	437	1,068	21	40	-	1,129	877
Total	10,079	5,328	3,642	19,049	5,035	1,226	(5,761)	19,549	17,605
Total liabilities	147,480	66,100	32,571	246,151	5,288	7,053	(5,761)	252,731	221,451
Total equity and liabilities	149,663	69,915	34,725	254,303	7,079	5,185	(5,761)	260,806	227,754

(ii)	Group statement of financial position - additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2010 Group total	2009 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	-	236	1,230	-	-	1,466	1,310
Deferred acquisition costs and other intangible assets (note R)	-	-	4,600	9	-	-	4,609	4,049
Total	-	-	4,836	1,239	-	-	6,075	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	166	-	-	-	-	-	166	124
Deferred acquisition costs and other intangible assets	110	-	-	-	-	-	110	106
Total	276	-	-	-	-	-	276	230
Total	276	-	4,836	1,239	-	-	6,351	5,589
Deferred tax assets (note K)	109	-	1,594	123	362	-	2,188	2,708
Other non investment and non-cash assets	2,749	651	3,285	999	4,159	(5,761)	6,082	5,425
Investment of long term business and other operations:
Investment properties	8,993	745	1,509	-	-	-	11,247	10,905
Investments accounted for using the equity method	-	-	71	-	-	-	71	6
Financial investments:
Loans (note T)	2,144	-	5,699	1,418	-	-	9,261	8,754
Equity securities and portfolio holdings in unit trusts	31,371	54,274	839	151	-	-	86,635	69,354
Debt securities (note U)	53,261	9,054	52,463	1,574	-	-	116,352	101,751
Other investments	3,887	131	1,561	59	141	-	5,779	5,132
Deposits	7,272	749	1,851	80	-	-	9,952	12,820
Total investments	106,928	64,953	63,993	3,282	141	-	239,297	208,722
Properties held for sale	254	-	3	-	-	-	257	3
Cash and cash equivalents	1,915	1,490	1,267	1,436	523	-	6,631	5,307
Total assets	112,231	67,094	74,978	7,079	5,185	(5,761)	260,806	227,754

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	2010 Group total	2009 Group total
	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	8,112	1,787	(1,868)	-	8,031	6,271
Non-controlling interests	35	-	5	4	-	-	44	32
Total equity	35	-	8,117	1,791	(1,868)	-	8,075	6,303
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	92,544	65,598	56,585	-	-	-	214,727	186,398
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	10,253	-	-	-	-	-	10,253	10,019
Total policyholder liabilities and unallocated surplus of with-profits funds	102,797	65,598	56,585	-	-	-	224,980	196,417
Core structural borrowings of shareholder-financed operations: (note W)
Subordinated debt	-	-	-	-	2,718	-	2,718	2,691
Other	-	-	159	250	549	-	958	703
Total	-	-	159	250	3,267	-	3,676	3,394
Operational borrowings attributable to shareholder financed operations (note X )	-	-	441	3	2,560	-	3,004	2,751
Borrowings attributable to with-profits operations (note X )	1,522	-	-	-	-	-	1,522	1,284
Deferred tax liabilities	1,576	25	2,408	5	210	-	4,224	3,872
Other non-insurance liabilities	6,301	1,471	7,268	5,030	1,016	(5,761)	15,325	13,733
Total liabilities	112,196	67,094	66,861	5,288	7,053	(5,761)	252,731	221,451
Total equity and liabilities	112,231	67,094	74,978	7,079	5,185	(5,761)	260,806	227,754

O	Statement of financial position at 31 December 2010

(i)	UK insurance operations

Overview

•        In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance
         Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

• £94.8 billion of the £141.4 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2010 Total	2009 Total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	-	-	118	118	118	127
Total	-	-	-	-	-	118	118	118	127
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	166	-	166	-	-	-	166	124
Deferred acquisition costs	-	13	-	13	-	-	-	13	9
Total	-	179	-	179	-	-	-	179	133
Total	-	179	-	179	-	118	118	297	260
Deferred tax assets	2	93	14	107	-	105	105	214	292
Other non investment and non-cash assets	412	1,810	322	2,132	557	1,532	2,089	4,633	3,074
Investment of long term business and other operations:
Investment properties	673	7,589	731	8,320	745	1,474	2,219	11,212	10,861
Investments accounted for using the equity method	-	-	-	-	-	69	69	69	4
Financial investments:
Loans (note T)	153	979	138	1,117	-	1,032	1,032	2,302	1,815
Equity securities and portfolio holdings in unit trusts	3,105	23,716	229	23,945	13,434	35	13,469	40,519	37,051
Debt securities (note U)	4,704	29,013	12,785	41,798	6,045	21,757	27,802	74,304	67,772
Other investments(note (v))	276	3,241	178	3,419	73	230	303	3,998	3,630
Deposits	793	6,038	435	6,473	498	1,258	1,756	9,022	11,557
Total investments	9,704	70,576	14,496	85,072	20,795	25,855	46,650	141,426	132,690
Properties held for sale	-	254	-	254	-	-	-	254	-
Cash and cash equivalents	170	1,127	82	1,209	1,153	307	1,460	2,839	2,265
Total assets	10,288	74,039	14,914	88,953	22,505	27,917	50,422	149,663	138,581

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))	Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	2010 Group Total	2009 Group Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	-	-	2,148	2,148	2,148	1,939
Non-controlling interests	-	35	-	35	-	-	-	35	28
Total equity	-	35	-	35	-	2,148	2,148	2,183	1,967
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,759	59,545	12,282	71,827	21,671	22,273	43,944	125,530	116,229
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) (note (vi))	-	8,363	1,824	10,187	-	-	-	10,187	9,966
Total	9,759	67,908	14,106	82,014	21,671	22,273	43,944	135,717	126,195
Operational borrowings attributable to shareholder financed operations	-	-	-	-	-	162	162	162	158
Borrowings attributable to with-profits funds	118	1,404	-	1,404	-	-	-	1,522	1,284
Deferred tax liabilities	80	903	252	1,155	-	503	503	1,738	1,606
Other non-insurance liabilities	331	3,789	556	4,345	834	2,831	3,665	8,341	7,371
Total liabilities	10,288	74,004	14,914	88,918	22,505	25,769	48,274	147,480	136,614
Total equity and liabilities	10,288	74,039	14,914	88,953	22,505	27,917	50,422	149,663	138,581

Notes
(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)	SAIF is a separate sub-fund within the PAC long-term business fund.
(iii)	Wholly-owned subsidiary of the PAC WPSF that writes annuity business.
(iv)	Excluding policyholder liabilities of the Hong Kong branch of PAC.
(v)	Other investment comprise:
	2010	2009
	£m	£m
Derivative assets*	926	910
Partnerships in investment pools and other**	3,072	2,720
	3,998	3,630

*   In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £792 million (2009: £709 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £134 million (2009: £201 million).

** Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(vi)	Unallocated surplus of with-profits funds

Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

(ii)    US insurance operations

	2010			2009
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Total
	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs	-	3,543	3,543	3,092
Total	-	3,543	3,543	3,092
Deferred tax assets	-	1,391	1,391	1,944
Other non-investment and non-cash assets	-	1,241	1,241	1,404
Investments of long-term business and other operations:
Investment properties	-	26	26	33
Financial investments:
Loans(note T)	-	4,201	4,201	4,319
Equity securities and portfolio holdings in unit trusts(note (iv))	31,203	298	31,501	20,984
Debt securities(note U)	-	26,366	26,366	22,831
Other investments(note (ii))	-	1,199	1,199	955
Deposits	-	212	212	454
Total investments	31,203	32,302	63,505	49,576
Properties held for sale	-	3	3	3
Cash and cash equivalents	-	232	232	340
Total assets	31,203	38,712	69,915	56,359
Equity and liabilities
Equity
Shareholders' equity) (note (iii)	-	3,815	3,815	3,011
Total equity	-	3,815	3,815	3,011
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	31,203	29,320	60,523	48,311
Total	31,203	29,320	60,523	48,311
Core structural borrowings of shareholder-financed operations	-	159	159	154
Operational borrowings attributable to shareholder-financed operations	-	90	90	203
Deferred tax liabilities	-	1,776	1,776	1,858
Other non-insurance liabilities	-	3,552	3,552	2,822
Total liabilities	31,203	34,897	66,100	53,348
Total equity and liabilities	31,203	38,712	69,915	56,359

Notes
(i)	Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii)	Other investments comprise:
		2010	2009
		£m	£m
	Derivative assets*	645	519
	Partnerships in investment pools and other**	554	436
		1,199	955

* In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £799 million (2009: £461 million), which is also included in the statement of financial position, the derivative position for US operations is a net liability of £154 million (2009: £58 million).

** Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in 161 (2009: 159) other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)	Changes in shareholders' equity
		2010	2009*
		£m	£m
	Operating profits based on longer-term investment returns (note C)	833	618
	Short-term fluctuations in investment returns (note F)	(378)	(132)
	Profit before shareholder tax	455	486
	Tax (note K)	(117)	102
	Profit for the year	338	588

		2010	2009
		£m	£m
	Profit for the year (as above)	338	588
	Items recognised directly in equity:
	Exchange movements	85	(231)
	Unrealised valuation movements on securities classified as available-for sale:
	Unrealised holding gains arising during the year	1,170	2,249
	Less losses included in the income statement	51	420
	Total unrealised valuation movements	1,221	2,669
	Related change in amortisation of deferred income and acquisition costs (note R)	(496)	(1,069)
	Related tax	(247)	(557)
	Total other comprehensive income	563	812
	Total comprehensive income for the year	901	1,400
	Dividends, interest payments to central companies and other movements	(97)	(87)
	Net increase in equity	804	1,313
	Shareholders' equity at beginning of year	3,011	1,698
	Shareholders' equity at end of year	3,815	3,011

*The Group has amended the presentation of operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 comparatives have been amended accordingly. Note C explains the effect of the change.

(iv)	Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

(iii)	Asian insurance operations
	2010				2009
	With-profits business (note (i))	Unit-linked assets and liabilities	Other	Total	Total
	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	236	236	80
Deferred acquisition costs and other intangible assets	-	-	939	939	822
Total	-	-	1,175	1,175	902
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	97	-	-	97	97
Deferred tax assets	-	-	98	98	132
Other non-investment and non-cash assets	205	94	512	811	880
Investments of long-term business and other operations:
Investment properties	-	-	9	9	11
Investments accounted for using the equity method	-	-	2	2	2
Financial investments:
Loans (note T)	874	-	466	1,340	1,207
Equity securities and portfolio holdings in unit trusts	4,321	9,637	506	14,464	11,182
Debt securities (note U)	6,759	3,009	4,340	14,108	9,984
Other investments	192	58	132	382	258
Deposits	6	251	381	638	746
Total investments	12,152	12,955	5,836	30,943	23,390
Cash and cash equivalents	536	337	728	1,601	837
Total assets	12,990	13,386	8,349	34,725	26,238
Equity and liabilities
Equity
Shareholders' equity	-	-	2,149	2,149	1,462
Non-controlling interests	-	-	5	5	1
Total equity	-	-	2,154	2,154	1,463
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	10,958	12,724	4,992	28,674	21,858
Unallocated surplus of with-profits funds	66	-	-	66	53
Total	11,024	12,724	4,992	28,740	21,911
Operational borrowings attributable to shareholders-financed operations	-	-	189	189	210
Deferred tax liabilities	341	25	129	495	384
Other non-insurance liabilities	1,625	637	885	3,147	2,270
Total liabilities	12,990	13,386	6,195	32,571	24,775
Total equity and liabilities	12,990	13,386	8,349	34,725	26,238

Notes
(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'other business'.

(iv)	Asset management operations

	M&G (note (i))	US	Asia	Total 2010	Total 2009
	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill (note (iii))	1,153	16	61	1,230	1,230
Deferred acquisition costs	9	-	-	9	8
Total	1,162	16	61	1,239	1,238
Other non-investment and non-cash assets(note (iii))	854	174	94	1,122	850
Financial investments:
Loans(note T)	1,418	-	-	1,418	1,413
Equity securities and portfolio holdings in unit trusts	141	-	10	151	137
Debt securities(note U)	1,560	-	14	1,574	1,164
Other investments(note (iii))	51	1	7	59	113
Deposits	33	22	25	80	63
Total financial investments	3,203	23	56	3,282	2,890
Cash and cash equivalents(note (iii))	1,269	39	128	1,436	970
Total assets	6,488	252	339	7,079	5,948
Equity and liabilities
Equity
Shareholders' equity	1,407	122	258	1,787	1,659
Non-controlling interests	4	-	-	4	3
Total equity	1,411	122	258	1,791	1,662
Liabilities
Core structural borrowing of shareholder-financed operations	250	-	-	250	-
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,560	-	-	2,560	2,038
Net asset value attributable to external holders of consolidated unit trusts and similar funds (note (iii))	458	-	-	458	410
Other non-insurance liabilities(note (iii))	1,809	130	81	2,020	1,838
Total liabilities	5,077	130	81	5,288	4,286
Total equity and liabilities	6,488	252	339	7,079	5,948

Notes
(i)      M&G includes those assets and liabilities in respect of Prudential Capital.
(ii)     Intra group debt represented by operational borrowings at Group level
          Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise £2,311 million (2009: £2,031 million) of commercial paper and £249 million (2009: £7 million) of medium-term notes.
(iii)    Consolidated investment funds
          The M&G statement of financial position shown above includes investment funds which are managed on behalf of third-parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £304 million (2009: £269 million), £167 million (2009: £158 million) of other investments, £(13) million (2009: £(17) million) of other net assets and liabilities and the net asset value attributable to external unit holders of £458 million (2009: £410 million), which are non-recourse to M&G and the Group.

P       Acquisition of United Overseas Bank Life Assurance Limited

On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments of SGD67 million (£32 million), of SGD495 million (£220 million). As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognised as an expense in the period, in the consolidated income statement.

Goodwill arising on acquisition
£m
Cash consideration	220
Less: fair value of identifiable net assets acquired	(79)
Goodwill arising on acquisition	141

Goodwill arose on the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These synergies could not be  recognised as assets separately from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition
£m
Assets:
Intangible assets attributable to shareholders: Present value of acquired in-force business	12
Other non-investment and non-cash assets	16
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89
Total assets	1,121

Liabilities:
Policyholder liabilities	968
Other non-insurance liabilities	74
Total liabilities	1,042
Fair value of identifiable net assets acquired	79

Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts have been collected.

The consolidated statement of cash flows contains a £133 million net cash outflow in respect of this acquisition representing cash consideration of £220 million, acquisition related costs paid of £2 million less cash and cash equivalents acquired of £89 million.

Impact of acquisition on the results of the Group

Included in the Group's consolidated profit before tax for the year is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for the year includes £125 million in respect of UOB Life Assurance Limited in Singapore.

Had the acquisition been effected at 1 January 2010, the revenue and profit of the Group from continuing operations for the year ended 31 December 2010 would not have been materially different.

Q      Goodwill attributable to shareholders

	2010	2009
	£m	£m
Cost
At 1 January	1,430	1,461
Disposal of Taiwan Agency business	-	(44)
Additional consideration paid on previously acquired businesses	-	13
Acquisition of UOB Life Assurance Limited in Singapore(note P)	141	-
Exchange differences	15	-
At 31 December	1,586	1,430
Aggregate impairment
At 1 January and 31 December	(120)	(120)
Net book amount at 31 December	1,466	1,310

R     Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2010	2009
	£m	£m

Deferred acquisition costs (DAC) related to insurance contracts as classified under IFRS 4	4,316	3,823
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	110	107
	4,426	3,930
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	70	52
Present value of future profits of acquired investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	-	1
Distribution rights	113	66
	183	119
Total of deferred acquisition costs and other intangible assets	4,609	4,049

	Deferred acquisition costs
	UK	US(i)	Asia	Asset management	Other intangibles(ii)	Total 2010	Total 2009
	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January	124	3,092	706	8	119	4,049	5,349
Additions	19	851	210	5	50	1,135	1,071
Acquisition of UOB Life Assurance Ltd	-	-	-	-	12	12	-
Amortisation to the income statement:
Operating profit	(20)	(334)	(208)	(4)	(13)	(579)	(469)
Amortisation related to short-term fluctuations in investment returns	-	358	-	-	-	358	153
	(20)	24	(208)	(4)	(13)	(221)	(316)
Exchange differences	-	72	50	-	15	137	(550)
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	-	(496)	-	-	-	(496)	(1,069)
Dilution of holding in PruHealth	(7)	-	-	-	-	(7)	-
DAC movement on sale of Taiwan agency business	-	-	-	-	-	-	(436)
Balance at 31 December	116	3,543	758	9	183	4,609	4,049

(i)
The DAC amount in respect of US insurance operations includes £2,834 million (2009: £1,938 million) in respect of variable annuity business, £1,229 million (2009: £1,164 million) in respect of other business and £(520) million (2009: £(10) million) in respect of cumulative shadow DAC.

(ii)
In addition to the acquired assets and liabilities of UOB Life Assurance in 2010 as explained in note P, the Group entered into distribution agreements with UOB for consideration of SGD 110 million (£50 million). The distribution rights have been accounted for as an intangible asset.

Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Under US GAAP (as grandfathered under IFRS 4) the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent target. A capping feature, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent (gross of asset management fees) per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, of the Jackson DAC balance of £3,543 million would fall approximately £80 million to £3,463 million at 31 December 2010.

The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period will incorporate an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the assumed level in the mean reversion calculation. In 2010, the element of DAC amortisation charge included in operating profit includes £11 million of accelerated amortisation. This amount reflects actual separate account return shortfalls in the periods compared with the assumed level of 15 per cent for the year. For 2009, reflecting the excess of actual separate account returns over the 15 per cent assumed level, the operating profit incorporates a credit for decelerated amortisation of £39 million.

For 2010, the separate account return (gross of asset management fees) was approximately 13 per cent. In 2011, while the capping feature is in effect, each one per cent divergence of the actual separate account return below or above the assumed return of 15 per cent is estimated to give rise to accelerated or decelerated amortisation, respectively, of approximately £6 million (£3 million if the projected rate falls below the 15 per cent cap).

In the absence of significant market declines between now and the end of 2011, Jackson would expect to see higher amortisation levels than normal in 2011. This would essentially represent a reversal of the mean reversion benefits to date, as at that point highly negative returns from 2008 will no longer be included in the mean reverting return calculation.

S     Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 ('Financial Instruments: Recognition and Measurement') as described further below. The basis applied for the assets section of the statement of financial position at 31 December 2010 is summarised below:

	2010			2009
	At fair value	Cost / Amortised cost (note (ii))	Total	At fair value	Cost / Amortised cost (note (ii))	Total
	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill (note Q)	-	1,466	1,466	-	1,310	1,310
Deferred acquisition costs and other intangible assets (note R)	-	4,609	4,609	-	4,049	4,049
Total	-	6,075	6,075	-	5,359	5,359
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	166	166	-	124	124
Deferred acquisition costs and other intangible assets		110	110	-	106	106
Total	-	276	276	-	230	230
Total	-	6,351	6,351	-	5,589	5,589
Other non-investment and non-cash assets:
Property, plant and equipment	-	612	612	-	367	367
Reinsurers' share of insurance contract liabilities	-	1,344	1,344	-	1,187	1,187
Deferred tax assets (note K)	-	2,188	2,188	-	2,708	2,708
Current tax recoverable	-	555	555	-	636	636
Accrued investment income	-	2,668	2,668	-	2,473	2,473
Other debtors	-	903	903	-	762	762
Total	-	8,270	8,270	-	8,133	8,133
Investments of long-term business and other operations:
Investment properties	11,247	-	11,247	10,905	-	10,905
Investments accounted for using the equity method	-	71	71	-	6	6
Financial investments:
Loans (notes (iii) and T)	227	9,034	9,261	-	8,754	8,754
Equity securities and portfolio holdings in unit trusts(note (iii))	86,635	-	86,635	69,354	-	69,354
Debt securities (notes (iii) and U)	116,352	-	116,352	101,751	-	101,751
Other investments (note (iii))	5,779	-	5,779	5,132	-	5,132
Deposits (note (i))	-	9,952	9,952	-	12,820	12,820
Total	220,240	19,057	239,297	187,142	21,580	208,722
Properties held for sale	257	-	257	3	-	3
Cash and cash equivalents (note (i))	-	6,631	6,631	-	5,307	5,307
Total assets	220,497	40,309	260,806	187,145	40,609	227,754
Percentage of Group total assets	85%	15%	100%	82%	18%	100%

Notes
(i)
Under IAS 39, deposits and cash and cash equivalents are classified as loans and receivables and carried at amortised cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these amounts as being at their fair values, the percentage of the Group's total assets held on the statement of financial position which were at fair value at 31 December 2010 was 91 per cent (2009: 90 per cent).

(ii)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)	These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £209.0 billion (2009: £176.2 billion).

Determination of fair value

The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment funds valued with observable inputs. It also includes net assets attributable to unit-holders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third-party broker quotes in the UK and Asia either directly or via third parties, such as IDC or Bloomberg. Such assets are generally classified as level 2 as the nature of these quotations means that they do not strictly meet the definition of level 1 assets. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £89,948 million at 31 December 2010 (2009: £83,301 million), £6,638 million are valued internally (2009: £6,426 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks, investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

At 31 December 2010 the Group held £4,194 million (2009: £5,190 million), two per cent of the fair valued financial instruments (2009: three per cent), within level 3. Of these amounts £3,359 million (2009: £3,510 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.3 per cent of the total assets of the participating funds at 31 December 2010 (2009: 3.7 per cent). Total level 3 liabilities at 31 December 2010 were £371 million out of total participating fund liabilities of £112,196 million (2009: £348 million out of £104,817 million).

Of the £866 million level 3 fair valued financial investments at 31 December 2010 (2009: £1,684 million), net of derivative liabilities which support non-linked shareholder-backed business (1.6 per cent of the total financial investments net of derivative liabilities backing this business) (2009: 3.6 per cent), £728 million are externally valued and £138 million are internally valued (2009: £1,653 million and £31 million respectively). Internal valuations, which represent 0.2 per cent of the total financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 31 December 2010 (2009: 0.04 per cent), are inherently more subjective than external valuations.

	31 December 2010
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)
Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Borrowings attributable to the with-profits fund held at fair value	-	(82)	-	(82)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(519)	(511)	(346)	(1,376)
Total	40,351	42,644	3,359	86,354
Percentage of total	47%	49%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	-	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	-	131
Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Investment contracts liabilities without discretionary participation features held at fair value	-	(13,841)	-	(13,841)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,360)	-	-	(1,360)
Total	56,739	(8,483)	2	48,258
Percentage of total	118%	(18)%	-	100%
Non-linked shareholder-backed
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)
Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Investment contracts liabilities without discretionary participation features held at fair value	-	(1,981)	-	(1,981)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(220)	(383)	(33)	(636)
Total	10,949	41,286	833	53,068
Percentage of total	20%	78%	2%	100%
Group total
Loans	-	227	-	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)
Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	-	(82)	-	(82)
Investment contracts liabilities without discretionary participation features held at fair value	-	(15,822)	-	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)
Total	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

	31 December 2009
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
With-profits
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)
Total financial investments, net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowings attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contracts liabilities without discretionary participation feature held at fair value	-	-	-	-
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)
Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	38,616	4	-	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	-	110
Derivative liabilities	-	-	-	-
Total financial investments, net of derivative liabilities	41,929	5,609	40	47,578
Investment contracts liabilities without discretionary participation features held at fair value	-	(12,242)	-	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)
Total	40,605	(6,640)	38	34,003
Percentage of total	119%	-19%	0%	100%
Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)
Total financial investments, net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contracts liabilities without discretionary participation features held at fair value	-	(1,598)	-	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)
Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%
Group total
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)
Total financial investments, net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowings attributable to the with-profits fund held at fair value	-	(105)	-	(105)
Investment contracts liabilities without discretionary participation features held at fair value	-	(13,840)	-	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)
Total	81,392	70,400	5,190	156,982
Percentage of total	52%	45%	3%	100%

T       Loans portfolio

Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	2010	2009
	£m	£m
Insurance operations
UK(note(i))	2,302	1,815
US(note (ii))	4,201	4,319
Asia(note (iii))	1,340	1,207
Asset management operations
M&G(note (iv))	1,418	1,413
Total	9,261	8,754

Notes
(i)        UK insurance operations
The loans of the Group's UK insurance operations of £2,302 million (2009: £1,815 million) comprise loans held by the PAC WPSF of £1,270 million (2009: £1,106 million) and loans held by shareholder-backed business of £1,032 million (2009: £709 million).
The loans held by the PAC WPSF comprise mortgage loans of £256 million, policy loans of £21 million and other loans of £993 million (2009: £145 million, £24 million and £937 million respectively). The mortgage loans are collateralised by properties. Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.
            The loans held by the UK shareholder-backed business comprise mortgage loans collateralised by properties of £1,027 million (2009: £702 million) and other loans of £5 million (2009: £7 million).
(ii)     US insurance operations
The loans of the Group's US insurance operations of £4,201 million (2009: £4,319 million) comprise mortgage loans of £3,641 million, policy loans of £548 million and other loans of £12 million (2009: £3,774 million, £530 million and £15 million respectively). All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2010	2009
	%	%
Industrial	31	32
Multi-family residential	18	18
Office	19	20
Retail	21	19
Hotels	10	10
Other	1	1
	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (2009: £6.3 million). The portfolio has a current estimated average loan to value of 73 per cent (2009: 74 per cent) which provides significant cushion to withstand substantial declines in value.

           The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii)    Asian insurance operations
The loans of the Group's Asian insurance operations of £1,340 million at 31 December 2010 (2009: £1,207 million) comprise mortgage loans of £25 million, policy loans of £528 million and other loans of £787 million (2009: £13 million, £437 million and £757 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

           The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.
(iv)     M&G
          The M&G loans of £1,418 million (2009: £1,413 million) relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the
           Group's asset management operations, as part of the risk management process, are: £213 million A+ to A- (2009: £92 million), £873 million BBB+ to BBB- (2009: £835 million), £219 million BB+ to BB- (2009: £330 million) and £113 million B+ to B- (2008: £156 million).

U       Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 31 December 2010 provided in the notes below.

	2010	2009
	£m	£m
Insurance operations
UK (note(i))	74,304	67,772
US (note (ii))	26,366	22,831
Asia (note (iii))	14,108	9,984
Asset management operations(note (iv))	1,574	1,164
Total	116,352	101,751

(i) UK insurance operations

		PAC-with-profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL	Other annuity and long-term business

								2010	2009
								Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	1,128	5,741	3,315	9,056	2,459	5,224	966	18,833	16,091
S&P - AA+ to AA-	346	2,045	1,334	3,379	608	2,299	253	6,885	6,472
S&P - A+ to A-	1,211	7,568	3,778	11,346	1,672	6,467	812	21,508	19,693
S&P - BBB+ to BBB-	1,011	6,960	1,153	8,113	836	2,464	424	12,848	12,183
S&P - Other	359	2,662	178	2,840	34	149	21	3,403	2,667
	4,055	24,976	9,758	34,734	5,609	16,603	2,476	63,477	57,106
Moody's - Aaa	78	428	56	484	80	93	30	765	463
Moody's - Aa1 to Aa3	9	81	51	132	52	141	26	360	276
Moody's - A1 to A3	27	169	214	383	33	169	20	632	801
Moody's - Baa1 to Baa3	63	358	248	606	92	155	33	949	815
Moody's - Other	16	116	31	147	10	57	3	233	339
	193	1,152	600	1,752	267	615	112	2,939	2,694
Fitch	28	207	118	325	48	208	21	630	1,022
Other	428	2,678	2,309	4,987	121	1,622	100	7,258	6,950
Total debt securities	4,704	29,013	12,785	41,798	6,045	19,048	2,709	74,304	67,772

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £7,258 million total debt securities held in 2010 (2009: £6,950 million) which are not externally rated, £2,210 million were internally rated AAA to A-, £3,861 million were internally rated BBB to B- and £1,187 million were rated below B- or unrated (2009: £2,190 million, £3,445 million and £1,315 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,722 million PRIL and other annuity and long-term business investments which are not externally rated, £7 million were internally rated AAA, £92 million AA, £496 million A, £899 million BBB, £82 million BB and £146 million were internally rated B+ and below.
(ii)     US insurance operations
US insurance operations held total debt securities with a carrying value of £26,366 million at 31 December 2010 (2009: £22,831 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	2010	2009
Summary	£m	£m

Corporate and government security and commercial loans:
Government	2,440	379
Publicly traded and SEC Rule 144A securities	14,747	12,959
Non-SEC Rule 144A securities	3,044	3,117
Total	20,231	16,455
Residential mortgage-backed securities	2,784	3,316
Commercial mortgage-backed securities	2,375	2,104
Other debt securities	976	956
Total debt securities	26,366	22,831

The following table summarises the securities detailed above by rating as at 31 December 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of MBS based on NAIC valuations:

	2010	2009
	£m	£m
S&P - AAA	4,187	3,287
S&P - AA+ to AA-	801	846
S&P - A+ to A-	5,156	5,192
S&P - BBB+ to BBB-	8,202	7,659
S&P - Other	866	895
	19,212	17,879
Moody's - Aaa	34	273
Moody's - Aa1 to Aa3	32	43
Moody's - A1 to A3	36	32
Moody's - Baa1 to Baa3	73	64
Moody's - Other	135	57
	310	469
Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	3,083	747
NAIC 2	181	105
NAIC 3-6	232	473
	3,496	1,325
Fitch	176	281
Other *	3,172	2,877
Total debt securities	26,366	22,831

In the table above, with the exception of some residential mortgage-backed securities and commercial mortgage-backed securities for 2010, and for residential mortgage-backed securities for 2009 commercial mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.
During 2009, the NAIC in the US revised the regulatory rating process for more than 20,000 residential mortgage-backed securities. In addition in 2010, the NAIC extended the revised process to include commercial mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

*The amounts within Other which are not rated by S&P, Moody or Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2010	2009
	£m	£m
NAIC 1	1,193	1,102
NAIC 2	1,849	1,623
NAIC 3-6	130	152
	3,172	2,877

(iii) Asia insurance operations

	With-profits business	Unit-linked business	Other business	2010 Total	2009 Total
	£m	£m	£m	£m	£m
S&P - AAA	2,199	349	386	2,934	2,259
S&P - AA+ to AA-	744	100	1,294	2,138	1,594
S&P - A+ to A-	1,337	861	645	2,843	1,496
S&P - BBB+ to BBB-	729	24	160	913	682
S&P - Other	649	465	659	1,773	917
	5,658	1,799	3,144	10,601	6,948
Moody's - Aaa	49	10	6	65	134
Moody's - Aa1 to Aa3	44	48	23	115	349
Moody's - A1 to A3	55	16	59	130	309
Moody's - Baa1 to Baa3	50	10	35	95	40
Moody's - Other	31	-	18	49	15
	229	84	141	454	847
Fitch	4	33	12	49	39
Other	868	1,093	1,043	3,004	2,150
Total debt securities	6,759	3,009	4,340	14,108	9,984

Of the £1,043 million (2009: £517 million) of debt securities for other business which are not rated in the table above, £350 million (2009: £225 million) are in respect of government bonds, £666 million (2009: £265 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies, and £5 million (2009: £22 million) are structured deposits issued by banks which are themselves rated but where the specific deposits have not been.

(iv)    Asset Management Operations

          Of the total debt securities of £1,574 million at 31 December 2010 (2009: £1,164 million) £1,560 million relates to M&G (2009: £1,149 million), of which £1,468 million were rated AAA to A- by Standard and Poor's or Aaa rated by
          Moody's (2009: £1,072 million).

(v)     Group exposure to holdings in asset-backed securities

         The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 31 December 2010 is as follows:

	2010	2009
	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations (note (a))	1,181	2,044
US insurance operations (note (b))	6,135	6,376
Asian insurance operations (note (c))	113	59
Other operations (note (d))	437	326
	7,866	8,805
With-profits operations:
UK insurance operations (note (a))	5,237	6,451
Asian insurance operations (note (c))	435	378
	5,672	6,829
Total	13,538	15,634

(a) UK insurance operations
The UK insurance operations' exposure to asset-backed securities at 31 December 2010 comprises:
	2010	2009
	£m	£m
Shareholder-backed business (2010: 51% AAA, 23% AA)	1,181	2,044
With-profits operations (2010: 52% AAA, 13% AA)	5,237	6,451
Total	6,418	8,495

All of the £1,181 million (2009: £2,044 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £3,685 million of the £5,237 million (2009: £4,695 million of the £6,451 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,552 million (2009: £1,756 million) relates to exposure to the US market.

(b) US insurance operations
US insurance operations' exposure to asset-backed securities at 31 December 2010 comprises:
	2010	2009
	£m	£m
RMBS Sub-prime (2010: 40% AAA, 11% AA)**	224	194
Alt-A (2010: 15% AAA, 6% AA)	415	443
Prime including agency (2010: 79% AAA, 2% AA)	2,145	2,679
CMBS (2010: 36% AAA, 15% AA)**	2,375	2,104
CDO funds (2010: 4% AAA, 4% AA)*, including £1m exposure to sub-prime	162	79
Other ABS (2010: 26% AAA, 20% AA), including £37m exposure to sub-prime	814	877
Total	6,135	6,376

* Including the Group's economic interest in Piedmont and other consolidated CDO funds.
** MBS ratings refer to the ratings implicit within NAIC risk-based capital valuation (see note C (a)).

(c) Asian insurance operations
The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.
The £435 million (2009: £378 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	2010	2009
	£m	£m
CMBS	251	91
CDO funds and ABS	184	287
Total	435	378

The £435 million (2009: £378 million) includes £341 million (2009: £228 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £7 million (2009: £61 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £435 million, 43 per cent (2009: £378 million, 72 per cent) are investment graded by Standard and Poor's.

(d) Other operations
Other operations' exposure to asset-backed securities at 31 December 2010 is held by Prudential Capital and comprises:

	2010	2009
	£m	£m
RMBS Prime (2010: 96% AAA, 4% AA)	197	91
CMBS (2010: 30% AAA, 23% AA)	184	193
CDO funds and ABS - all without sub-prime exposure (2010: 98% AAA)	56	42
Total	437	326

V      Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)     Valuation basis

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or are quoted in markets that are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 31 December 2010, 0.3 per cent of Jackson's debt securities were classified as level 3 (2009: three per cent) comprised of fair values where there are significant inputs which are not based on observable market data.

(ii)    Accounting presentation of gains and losses

With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this announcement, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this announcement. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)   2010 movements in unrealised gains and losses

In 2010 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £4 million to a net unrealised gain of £1,210 million (2009: net unrealised loss of £2,897 million to a net unrealised gain of £4 million). This increase reflects the effects of tightening credit spreads in the US bond market and lower interest rates. During 2010, the gross unrealised gain in the statement of financial position increased from £970 million at 31 December 2009 to £1,580 million at 31 December 2010, while the gross unrealised loss decreased from £966 million at 31 December 2009 to £370 million at 31 December 2010.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	2010	Changes in Unrealised appreciation**	Foreign exchange translation	2009
		Reflected as part of movement in comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	4,372			8,220
Unrealised gain (loss) ((iv)(a), (b))	(370)	634	(38)	(966)
Fair value (as included in statement of financial position)	4,002			7,254
Assets fair valued at or above book value
Book value*	20,743			14,444
Unrealised gain /(loss)	1,580	587	23	970
Fair value (as included in statement of financial position)	22,323			15,414
Total
Book value*	25,115			22,664
Net unrealised gain/(loss)	1,210	1,221	(15)	4
Fair value (as included in statement of financial position)***	26,325			22,668
Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	1,221			2,669
Exchange movements	(15)			232
	1,206			2,901

*Book value represents cost/amortised cost of the debt securities.
**Translated at the average rate of $1.55: £1.
*** Debt securities for US operations included in the statement of financial position at 31 December 2010 of £26,366 million (2009: £22,831 million), and as referred to in note U, comprise £26,325 million (2009: £22,668 million) for securities classified as available-for-sale, as shown above, and £41 million (2009: £163 million) for securities of consolidated investment funds classified as fair value through profit and loss.

Included within the movement in gross unrealised losses for the debt securities of Jackson of £634 million (2009: £1,925 million) as shown above was a net increase in value of £84 million (2009: £72 million decrease) relating to sub-prime and Alt-A securities for which the carrying values are shown in table (iv)(a) below.

(iv)   Debt securities classified as available-for-sale in an unrealised loss position

The following tables show some key attributes of those securities that are in an unrealised loss position at 31 December 2010.

(a)     Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value at 31 December:

	2010		2009
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	3,390	(102)	5,127	(169)
Between 80% and 90%	273	(44)	1,201	(203)
Below 80% (note(d))	339	(224)	926	(594)
Total	4,002	(370)	7,254	(966)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	2010		2009
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	98	(6)	102	(3)
Between 80% and 90%	55	(9)	160	(28)
Below 80% (note(d))	56	(25)	159	(88)
Total	209	(40)	421	(119)

(b) Unrealised losses by maturity of security
	2010	2009
	£m	£m
1 year to 5 years	(6)	(29)
5 years to 10 years	(47)	(127)
More than 10 years	(49)	(92)
Mortgage-backed and other debt securities	(268)	(718)
Total	(370)	(966)

(c) Age analysis of unrealised losses for the years indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2010			2009
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(3)	(67)	(70)	(7)	(51)	(58)
6 months to 1 year	(2)	-	(2)	(25)	(59)	(84)
1 year to 2 years	(13)	(20)	(33)	(59)	(234)	(293)
2 years to 3 years	(27)	(55)	(82)	(125)	(199)	(324)
More than 3 years	(58)	(125)	(183)	(35)	(172)	(207)
Total	(103)	(267)	(370)	(251)	(715)	(966)

At 31 December 2010, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £40 million (2009: £119 million), as shown above in note (a). Of these losses £1 million (2009: £21 million) relate to securities that have been in an unrealised loss position for less than one year and £39 million (2009: £98 million) to securities that have been in an unrealised loss position for more than one year.

(d)     Securities whose fair value were below 80 per cent of the book value
As shown in the table (a) above, £224 million of the £370 million of gross unrealised losses at 31 December 2010 (2009: £594 million of the £966 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £224 million (2009: £594 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2010		2009
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime (including agency)	88	(39)	322	(153)
Alt - A	15	(4)	77	(33)
Sub-prime	41	(20)	82	(55)
	144	(63)	481	(241)
Commercial mortgage-backed securities.	8	(29)	87	(86)
Other asset-backed securities	123	(105)	183	(188)
Total structured securities	275	(197)	751	(515)
Corporates	64	(27)	175	(79)
Total	339	(224)	926	(594)

Age analysis of fair value being below 80 per cent for the years indicated:

	2010		2009
	Fair value	Unrealised loss	Fair value	Unrealised loss
Age analysis	£m	£m	£m	£m
Less than 3 months	-	(1)	153	(45)
3 months to 6 months	-	-	5	(3)
More than 6 months	339	(223)	768	(546)
	339	(224)	926	(594)

W     Net core structural borrowings of shareholder-financed operations

	2010	2009
	£m	£m
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1) note (i)	1,463	1,422
Subordinated notes (Lower Tier 2) note (i)	1,255	1,269
Subordinated debt total	2,718	2,691
Senior debt note (ii)
2023	300	300
2029	249	249
Holding company totalnote (iii)	3,267	3,240
PruCap bank loannote (iv)	250	-
Jackson surplus notes (Lower Tier 2) note (i)	159	154
Total (per consolidated statement of financial position)	3,676	3,394
Less: Holding company cash and short-term investments	(1,232)	(1,486)
(recorded within the consolidated statement of financial position) note (v)
Net core structural borrowings of shareholder-financed operations	2,444	1,908

Notes
(i)	These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.
(ii)	The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in October 2010 which mature in April 2011. These Notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(iv)
The £250 million PruCap bank loan was made in two tranches: £135 million maturing in June 2014, currently drawn at a cost of six month £LIBOR plus 1.2 per cent and £115 million maturing in August 2012, currently drawn at a cost of twelve month £LIBOR plus 1.41 per cent.

(v)	Including central finance subsidiaries.

X      Other borrowings

	2010	2009
	£m	£m
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programmes	2,560	2,038
Non-recourse borrowings of US operations	90	203
Other borrowings (note (i))	354	510
Total	3,004	2,751
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,287	1,016
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	135	168
Total	1,522	1,284

Note
(i)
Other borrowing includes amounts whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat